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[GARY STEVEN FINDLEY & ASSOCIATES LETTERHEAD]

December 8, 2008

Via Edgar

Mr. William Friar
Senior Financial Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:
Community Valley Bancorp
Preliminary Proxy Statement on Schedule 14A
File No. 000-51678

Dear Mr. Friar:

On behalf of Community Valley Bancorp (the "Company"), we are filing Preliminary Proxy Statement on Schedule 14A in response to the Staff's letter of December 2, 2008. Each of our responses in this letter will be provided in the order in which the Staff's comments relating to the above-referenced filing were provided. Capitalized letters used in this letter will have the same meaning ascribed to them in the Preliminary Proxy Statement.

1.
We have disclosed how we expect to use the estimated proceeds of the proposed sale of securities to the Treasury Department on page 5 of the revised Preliminary Proxy Statement.

2.
We have discussed the effects of the Company's participation in the Capital Purchase Program on pages 7-8 of the revised Preliminary Proxy Statement.

3.
It is true that the Treasury Department is not obligated to accept the Company's application to participate in the Capital Purchase Program and that the estimated proceeds of the proposed sale of securities to the Treasury Department are not guaranteed as discussed on page 6 of the revised Preliminary Proxy Statement.

4.
If the Company's application to participate in the Capital Purchase Program is denied, it is not expected that there will be any material effect on the Company's liquidity, capital resources or results of operations as discussed on page 6 of the revised Preliminary Proxy Statement.

5.
The Company expects to modify its plans and contracts to comply with the executive compensation limitations established by Section 111 of EESA as discussed on page 7 of the revised Preliminary Proxy Statement.

6.
The information requested with respect to the proposed issuance of warrants to the Treasury Department is discussed on page 6 of the revised Preliminary Proxy Statement.

7.
We have included pro forma statements to comply with Article 11 of Regulation S-X on pages 10-15 of the revised Preliminary Proxy Statement.

Attached also is a statement from the Company as requested in your letter. We believe that we have responded to the Staff's comment letter. As a courtesy, we are also e-mailing the revised Preliminary

Proxy Statement and this response to you and Mr. Dobbie. Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

GARY STEVEN FINDLEY & ASSOCIATES

By:	/s/ Laura Dean-Richardson Laura Dean-Richardson Attorney at Law

LDR:bl
Enclosures

cc:
Mr. John Coger

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